Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG AND

CHANGE OF PROCESS AGENT

The board (the “Board”) of directors of Baozun Inc. (the “Company”) hereby announces that the Company’s principal place of business in Hong Kong changes to 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong with effect from June 30, 2022.

The Board hereby further announces that Ms. So Ka Man is appointed as the authorized representative of the Company for accepting service of process and notices on the Company’s behalf in Hong Kong (the “Process Agent”) under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) in place of Ms. Tsang Wan Ling with effect from June 30, 2022.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, June 30, 2022

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

* for identification purposes only